UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934

1. Name and Address of Reporting Person **Cutler, Paul I.** (Last) (First) (Middle) **FPL Group, Inc.** **700 Universe Boulevard** (Street) **Juno Beach, FL 33408** (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) **February 19, 2003** 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Issuer Name **and** Ticker or Trading Symbol **FPL Group, Inc. (FPL)** 5. Relationship of Reporting Person(s) to Issuer (Check all applicable) [ ] Director [ ] 10% Owner [X] Officer (give title below) [ ] Other (specify below) (1)	6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Beneficially Owned

1. Title of Security	2. Amount of Securities Beneficially Owned	3. Ownership Form: Direct (D) or Indirect (I)	4. Nature of Indirect Beneficial Ownership
Common Stock	**3,525.4461**	**I**	**By Thrift Plans Trust**
Common Stock	**500**	**D**	

FORM 3 (continued)	Table II — Derivative Securities Beneficially Owned (*e.g.*, puts, calls, warrants, options, convertible securities)						
1. Title of Derivative Security	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I)	6. Nature of Indirect Beneficial Ownership
	Date Exer-cisable	Expira-tion Date	Title	Amount or Number of Shares			
Employee Stock Option (Right to Buy)	**12/15/2000**	**2/28/2010**	**Common Stock**	**2,500**	**$38.125**	**D**	
Employee Stock Option (Right to Buy)	**2/29/2004**	**2/28/2011**	**Common Stock**	**3,800**	**$65.13**	**D**	
Employee Stock Option (Right to Buy)	**3/04/2005**	**3/04/2012**	**Common Stock**	**6,000**	**$54.61**	**D**	

Explanation of Responses:

(1) Treasurer of FPL Group, Inc. and Florida Power & Light Company (subsidiary of Issuer).

DENNIS P. COYLE
Signature of Reporting Person

February 24, 2003
Date